U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent For Service

of Process And Undertaking

A.	Name of issuer or person filing (“Filer”):	BNY Trust Company of Canada

B.	(1) This is [check one]:

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Manulife Financial Corporation

	Form type:	Form F-10 filing

	File Number (if known):	333-259543

	Filed by:	Manulife Financial Corporation

	Date Filed (if filed concurrently, so indicate):	September 15, 2021 (concurrently with Form F-10)

D.	Filer is incorporated or organized under the laws of Canada and has its principal place of business at

BNY Trust Company of Canada, 1 York Street, 6th Floor, Toronto, Ontario, M5J 0B6.

E.	Filer designates and appoints The Bank of New York Mellon 240 Greenwich Street, Floor 7E New York, NY 10286 Attention: Corporate Trust Administration, tel: (904) 645-1936

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission; (the “Commission”); and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the

Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939, as amended. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the Form F-10.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Toronto and the Province of Ontario on this 14th day of September, 2021.

Filer:	BNY Trust Company of Canada

	By:	/s/	Bhawna Dhayal
		Name:	Bhawna Dhayal
		Title:	Vice-President

This statement has been signed by the following person in the capacity indicated on September 14, 2021:

The Bank of New York Mellon
as Agent for Service of Process of BNY Trust Company of Canada in the United States

	By:	/s/	Christopher Olsen
		Name:	Christopher Olsen
		Title:	Vice President